UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): January 22, 2025

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1720 W. Division Street, Chicago, Illinois	60622
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.      Other Events

Valuation Policy

The Board of Directors of Iroquois Valley Farmland REIT, PBC (the “Company”) has adopted an updated Valuation Policy dated January 22, 2025 (the “Valuation Policy”) to better reflect best practices and a holistic view of the Company’s net asset value (“NAV”). A copy of the Valuation Policy is attached hereto as Exhibit 9.1.

Some of the changes to the way that the Company calculates its NAV, as captured in the Valuation Policy, include, for example:

•	Removing the blanket 5% organic premium over appraised value for any farmland that has transitioned to organic, and instead calculating a fair value based on a combination of appraised value and a number of other factors, including for example, tenure of organic certification, soil productivity index levels, organic certification status, and proximity to other organic farms.
•	Removing the 10% operating company premium across our entire portfolio.
•	Adding the fair value of our liabilities. Thanks in large part to the impact of our work, the Company has historically been successful in attracting significant capital at below-market rates, an important benefit for the Company. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

The foregoing is a summary of the Valuation Policy and is qualified in its entirety by reference to the full text of the Valuation Policy.

Exhibits

9.1       Iroquois Valley Farmland REIT, PBC – Valuation Policy, dated January 22, 2025

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

Date: February 25, 2025

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